mwe.com David Huberman Attorney at Law dhuberman@mwe.com +1 312 984 6887

September 14, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Patrick Fullem
Ms. Asia Timmons-Pierce
Ms. Mindy Hooker
Mr. Kevin Woody

Re:	ParaZero Technologies Ltd.

Amendment No. 4 to Registration Statement on Form F-1

Filed September 7, 2022

File No. 333-265178

Ladies and Gentlemen:

On behalf of ParaZero Technologies Ltd. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated September 12, 2022, relating to the above referenced Amendment No. 4 to Registration Statement on Form F-1 (File No. 333-265178) filed by the Company on September 7, 2022.

Concurrent with the submission of this letter, the Company is filing via EDGAR Amendment No. 5 to the Registration Statement on Form F-1 (“Amendment No. 5”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. Capitalized terms used but not defined herein have the meanings given to such terms in Amendment No. 5.

Amendment No. 4 to Registration Statement on Form F-1 filed September 7, 2022

General

1.	We note that Exhibits 4.1 and 4.3 each contain a forum selection provision. If these provisions do not apply to actions arising under the Securities Act or Exchange Act, please ensure that the provision in the relevant exhibit states this clearly.

Response: In response to the Staff’s comment, the forum selection provisions in Exhibits 4.1 and 4.3 have been revised to clarify that they will not limit or restrict the forum in which a holder of the Warrants or Pre-Funded Warrants may bring a claim under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

One Vanderbilt Avenue New York NY 10017-3852 Tel +1 212 547 5400 Fax +1 212 547 5444 US practice conducted through McDermott Will & Emery LLP.

U.S. Securities and Exchange Commission
September 14, 2022

2.	We note that the warrant agreement filed as Exhibit 4.2 contains a jury trial waiver provision. Please revise your disclosure in the prospectus to address the following:

●	Include a description of the provision in the Risk Factors section of the prospectus.

●	Clearly state whether or not this provision applies to claims under federal securities laws. If so, please also state that investors cannot waive compliance with the federal securities laws and rules and regulations promulgated thereunder. If this provision is not intended to apply to federal securities law claims, ensure that the provision in your warrant agreement states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the federal securities laws.

●	Highlight the material risks related to this provision, including the possibility of less favorable outcomes, uncertainty regarding its enforceability, the potential for increased costs to bring a claim, and whether it may discourage or limit suits against you.

●	Clarify whether the provision applies to purchasers in secondary transactions.

Response: In response to the Staff’s comment, the form of warrant agent agreement filed as Exhibit 4.2 has been revised to remove the jury trial waiver provision.

Statements of Financial Position, page F-5

3.	We note your bonus share issuance and reverse stock split referenced in Footnote 19 on page F-23 and in your earnings per share calculation on page F-6. Tell us why you have not adjusted the share based information in your annual financial statements including the balance sheet, on a retrospective basis, as would appear to be necessary to conform to the guidance in paragraph 64 of IAS 33, and SAB Topic 4:C. Please note these adjustments would also impact disclosures within the filing including dilution.

Response: In response to the Staff’s comment, the Company respectfully refers to Section 6320.5 of Topic 6 of the Commission’s Financial Reporting Manual which states:

IFRS filers need not apply SABs that related specifically to U.S. GAAP (e.g., SAB 104). However, in selecting accounting policies under IAS 8, a registrant may apply SABs that relate to U.S. GAAP and otherwise meet the IAS 8 requirements. Note that SABs related to filing requirements and auditing continue to apply. [Release No. 33-8879]

IAS 8 Section 10 stipulates that in the absence of an IFRS that specifically applies to a transaction, management shall explore other accounting policies that are (a) relevant to the economic decision-making needs of users and (b) reliable. IAS 10 Section 22(f) (copied below) includes a change in the share capital subsequent to the reporting period as an example of a non-adjusting event and refers to IAS 33 Section 64, which refers only to the Earnings per Share (“EPS”) calculation. Thus, the Company respectfully believes that IFRS has explicitly determined that the accounting for such a transaction is a non-adjusting event.

22. The following are examples of non-adjusting events after the reporting period that would generally result in disclosure:

(f) major ordinary share transactions and potential ordinary share transactions after the reporting period (IAS 33 Earnings per Share requires an entity to disclose a description of such transactions, other than when such transactions involve capitalization or bonus issues, share splits or reverse share splits all of which are required to be adjusted under IAS 33);

In light of the above, the Company is of the opinion that under IFRS, bonus shares and share splits should be treated as non-adjusting events except when accounted for in EPS calculations. This determination is also supported by various foreign private issuers who have applied IFRS in filings related to their initial public offerings, such as:

(i) NeoGames S.A. (https://www.sec.gov/Archives/edgar/data/1821349/000110465920125524/tm2029242-14_f1a.htm); and

(ii) Jeffs’ Brands Ltd (https://www.sec.gov/Archives/edgar/data/1885408/000121390022051033/ea164939-f1a7_jeffsbrands.htm).

Furthermore, the Company respectfully notes that these adjustments have received full disclosure in the Company’s Registration Statement on Form F-1, including accounting for dilution.

U.S. Securities and Exchange Commission
September 14, 2022

Please contact me at (312) 984-6887 or Ze’-ev Eiger at (212) 547-5470 if you have any questions or require any additional information in connection with this letter or Amendment No. 5.

Sincerely,

/s/ David Huberman

cc: Boaz Shetzer, Chief Executive Officer